

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Ave.
Costa Mesa, California 92626

   Re: Clean Energy Technologies, Inc.
    Registration Statement on form S-1
    Filed September 10, 2021
    File No. 333-259462

Dear Mr. Mahdi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Robert Newman